January 23, 2025

Julie Peffer
Chief Financial Officer
BigBear.ai Holdings, Inc.
6811 Benjamin Franklin Drive, Suite 200
Columbia, MD 21046

        Re: BigBear.ai Holdings, Inc.
            Registration Statement on Form S-3
            Filed January 15, 2025
            File No. 333-284303
Dear Julie Peffer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Kathleen Krebs at 202-551-3350 or Matthew Derby at
202-551-
3334 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    A. Peter Harwich, Esq.